UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42473

LOGPROSTYLE INC.

1-2-3 Kita-Aoyama

Minato-ku, Tokyo 107-0061, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 30, 2026, LogProstyle Inc. (the “Company”) issued a press release announcing that the Company has paid the second quarterly installment of the cash dividend declared by the Company’s Board of Directors on July 13, 2026. The payment, in the amount of US$0.0115 per share, represents the second installment of the previously announced cash dividend of US$0.046 per share. The second installment was paid on October 30, 2026 to shareholders of record as of the close of business on September 30, 2026, as previously announced. The ex-dividend date for market transactions was September 30, 2026, the same date as the record date.

The remaining quarterly installments relating to the previously announced US$0.046 per share dividend are scheduled as follows:

Applicable quarter	Record date	Payment date	Dividend payable
FQ3	December 31, 2026	January 29, 2027	US$ 0.0115
FQ4	March 31, 2027	April 30, 2027	US$ 0.0115

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information herein, including Exhibit 99.1, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing. The information set forth herein shall not be deemed an admission as to the materiality of any information set forth herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the issuer dated October 30, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOGPROSTYLE INC.

Date: October 30, 2026	By:	/s/ Yasuyuki Nozawa
Yasuyuki Nozawa
Chief Executive Officer, President, and Representative Director